UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D/A

               Under the Securities Exchange Act of 1934
                            (Amendment No. 12)*

                        Covol Technologies, Inc.
                             (Name of Issuer)

                      Common Stock, $.001 par value
                      (Title of Class of Securities)

                                 223575-10-1
                                (CUSIP Number)

                                  Joel Frank
                             OZ Management, L.L.C.
                         153 E. 53rd Street, 44th Floor
                           New York, New York  10022
                                 212-292-5956
                (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              May 4, 2000
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)or 13-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 223575-10-1        13D/A                     Page 2 of 7 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     OZ Management, L.L.C.

2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a)  [ ]
                                                         (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2 (E)                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

7.   SOLE VOTING POWER
     0 Shares

8.   SHARED VOTING POWER

     582,692 (including 571,430 Shares issuable under immediately exercisable warrants)

9.   SOLE DISPOSITIVE POWER
     0 Shares

10.  SHARED DISPOSITIVE POWER

     582,692 Shares (including 571,430 Shares issuable under immediately exercisable warrants)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     582,692 Shares (including 571,430 Shares issuable under immediately exercisable warrants)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRICTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.6%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     00

CUSIP No. 223575-10-1        13D/A                     Page 3 of 7 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     OZ Master Fund, Ltd.

2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                (a)  [ ]
                                                       (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

7.   SOLE VOTING POWER
     0 Shares

8.   SHARED VOTING POWER

     582,692 (including 571,430 Shares issuable under immediately exercisable warrants)

9.   SOLE DISPOSITIVE POWER
     0 Shares

10.  SHARED DISPOSITIVE POWER

     582,692 Shares (including 571,430 Shares issuable under immediately exercisable warrants)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     582,692 Shares (including 571,430 Shares issuable under immediately exercisable warrants)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.6%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

CUSIP No. 223575-10-1        13D/A                     Page 4 of 7 Pages

       This Amendment No. 12 to Schedule 13D is being filed on behalf of OZ Master Fund, Ltd. and OZ Management, L.L.C. (the "Reporting Persons") relating to shares of Common Stock, par value $0.001 per share (the "Shares"), of Covol Technologies, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein have the meanings given in the statement on Schedule 13D originally filed as of the reporting date of November 19, 1999. This Amendment is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 as amended.

       Item 5 of the Schedule 13D is hereby deleted and the following is substituted therefor:

Item 5.      Interest in Securities of the Issuer

      (a) - (b)

       As of May 10, 2000, OZ Master Fund is the record owner of Series C Warrants exercisable for 228,572 Shares (at $5.25 per Share), Series D Warrants exercisable for 342,858 Shares (at $6.56 per Share) and 11,262 Shares. The Series C Warrants and the Series D Warrants are immediately exercisable for 571,430 Shares at the exercise prices set forth in the preceding sentence.

       OZ Master Fund, and indirectly through its advisory relationship, OZ Management, may each be considered beneficially to own 582,692 Shares, or 2.6% of the Company's outstanding shares as of the reporting date. The percentage ownership of the Reporting Persons is based upon Company's outstanding shares, after giving effect to Shares issuable upon the exercise of the Warrants owned by the Reporting Persons.

       Each of the Reporting Persons may be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by each other. In addition, Daniel S. Och, as managing member of OZ Management, may be deemed to beneficially and indirectly own the Shares that OZ Management may be deemed to indirectly and beneficially own.

       (c) As previously reported, OZ Master Fund was the record owner of shares of the Company's Preferred Stock convertible into Shares.
Schedule I lists two sales by OZ Master Fund of the Preferred Stock, the second of which reflects the sale of the balance of such shares owned by OZ Master Fund as reported in Amendment No. 11 to Schedule 13D. The Preferred Stock was sold in private transactions. As a result of the latter sale, the Reporting Persons are no longer deemed the beneficial owners of more than 5% of the Shares. There were no other transactions in the Shares by the Reporting Persons since the date of the most recently filed Schedule 13D Amendment.

        (d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from,
<PAGE

CUSIP No. 223575-10-1        13D/A                     Page 5 of 7 Pages

or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

        (e) As of May 4, 2000 the reporting persons have ceased to be the beneficial owners of more than five percent of the Shares.
<PAGE

CUSIP No. 223575-10-1        13D/A                     Page 6 of 7 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2000


OZ MANAGEMENT, L.L.C.

By:  /s/ Daniel S. Och
-------------------------------
Name:    Daniel S. Och
Title:   Managing Member



OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager

By:  /s/ Daniel S. Och
--------------------------------
Name:  Daniel S. Och
Title:  Managing Member

<PAGE

CUSIP No. 223575-10-1        13D/A                     Page 7 of 7 Pages

                                Schedule I


Title of          Transaction            Securities Purchased (P)*
Security          Date                   or Sold(S)

                                         Number of   (P)     Price
                                         Shares      (S)     Per Share

Preferred Stock    4/24/00               16,000       S      125.00
Preferred Stock    5/04/00               19,631       S      125.00


* For the purposes of this Schedule I, Preferred Stock refers to the Series D 7% Convertible Preferred Stock of the Company.